

July 10, 2013

Via E-mail
Mr. John Schoen
Chief Financial Officer
PCTEL, Inc.
471 Brighton Drive
Bloomington, IL 60108

> **Re: PCTEL, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed April 2, 2013**
> **Response dated July 2, 2013**
> **File No. 000-27115**

Dear Mr. Schoen:

We have reviewed your supplemental response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operation

Impairment of Goodwill and other Intangible Assets, page 19

1.   We note your proposed expanded disclosure in response to comment 1. Please tell us why as a result of the restructuring, you did not allocate the expected operating savings of $0.4 million per quarter going forward when completed in September 2013 to goodwill of other reporting units.

Notes to the Consolidated Financial Statements

Note 1. Organization and Summary of Significant Accounting Policies

Goodwill, page 46

2.   We note your response to comment 2. As previously requested, tell us in detail why you believe that the orders in the 2013 sales projections used in the purchase accounting allocation for TelWorx were not converting to backlog at a pace that would support the projected 2013 base revenue used in the purchase accounting fair value of the TelWorx entity at the acquisition date. Tell us why you did not anticipate the decline in revenues at the acquisition date. In addition, tell us whether and why you considered the decline in projected revenues and margin to be of a short-term or long-term nature. Please expand your proposed MD&A disclosure to provide the information requested in this comment.

3.   We note your response to comment 2. Tell us in detail of the nature of the synergies expected to be achieved as a result of the TelWorx future access to certain existing exclusive PCTel supplier and exclusive PCTel customer relationships that resulted in such a significant portion of the purchase price of TelWorx allocated to goodwill of the TelWorx reporting unit. Also, tell us in detail how you determined the fair value of these synergies.

        You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Adviser, (202) 551-3268 or me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director